P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1538
Judy_L_Gaines@vanguard.com

March 1, 2013

Chad Eskildsen, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Institutional Index Funds; File No. 33-34494

Dear Mr. Eskildsen,

     The following responds to your feedback on Comment 1 included in our correspondence filing of earlier today. This morning’s filing responded to SEC comments provided on February 28, 2013 on Post-Effective Amendment No. 57 of the above-referenced registrant that was filed on January 15, 2013 pursuant to Rule 485(a). Per your request, we are updating our response to comment 1.

Comment 1: Comment:

SAI – Fundamental Policies – Industry Concentration

Update the fundamental policy on industry concentration to make clear that the funds’ concentration status should match that of the respective target indexes.

Response:

We have considered the comment and do not plan to make any changes to the industry concentration fundamental policy. We consider the existing wording to be clear as written. The policy states that each fund will not concentrate…except as may be necessary to approximate the composition of its target index. We consider this to imply that a fund will not concentrate unless the composition of the target index is concentrated.

In 2009 Vanguard underwent a complex-wide proxy, with each of our funds proposing updates to all fundamental policies, including industry concentration. In response to SEC comments when reviewing our proxy statement, Vanguard included a full section describing to shareholders the exact policy change and the wording and rationale behind each. In the proxy we explained that, with respect to the then-proposed, now current, industry concentration policy for our index funds that do not concentrate, “The version for index funds that don’t concentrate contains an exception that permits a fund to concentrate as needed to track its target index.” Shareholders approved the policy in its current form.

Given that the requested clarification is already implicit in the policy as written,

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Chad Eskildsen, Esq.
March 1, 2013

and given that shareholder approved our 2009 proxy as written, we do not plan to edit the text in response to the comment.

We represent, though, that under normal circumstances, the Funds will concentrate when their target indexes are concentrated, and the Funds will not concentrate when their target indexes are not concentrated. Differences may exist in very limited circumstances, including during times of index reconstitutions or corporate actions, in which case it is possible that the concentration of a Fund could deviate from that of its target index for a brief period of time, after which they would resume being consistent.

Comment 2: Comment:	SAI – Fundamental Policies - Lending Explain in the fundamental policy on lending what is permitted under the 1940 Act.

Response:

We have considered the comment and do not plan to make any changes to the lending fundamental policy.

Our policy makes clear that we will lend only as permitted by the 1940 Act and other governing statutes, the Rules thereunder, or by the SEC or other regulatory agency with authority over the fund.

Prior to our 2009 proxy, our lending fundamental policy specified the types of lending permitted under the 1940 Act. During our 2009 proxy we proposed, and shareholders approved, our now-current lending policy which continues to require us to abide by the requirements of the 1940 Act, but does not include the specifics of what the 1940 Act permits. Our rationale was that we will at all times comply with the Act, but by not specifying the details as of a point in time within the policy, we will not have to seek shareholder approval should the 1940 Act be amended to change the permissible lending activities.

In the investment strategies and nonfundamental limitations section of the SAI we include extensive disclsosure on securities lending and borrowing, both of which disclose what is permitted under the 1940 Act. Those sections flesh out the lending fundamental policy.

For these reasons, we do not plan to edit the text in response to the comment.

Comment 3: Tandy Requirements
As required by the SEC, the Funds acknowledge that:

     * Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

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Chad Eskildsen, Esq.
March 1, 2013

     * Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     * Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above response. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel

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